EXHIBIT 99.1

Valneva Appoints Dr. Thomas Decker and Dr. Michael Pfleiderer to its Scientific Advisory Board

Saint-Herblain (France), May 31, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, announced today the appointment of leading vaccine experts Dr. Thomas Decker and Dr. Michael Pfleiderer to its Scientific Advisory Board (SAB).

Dr. Thomas Decker is a professor of Immunobiology at the Max Perutz Labs of the University of Vienna. His experience as an immunobiologist stems from more than 30 years of research and teaching in Germany, Sweden, Austria and the USA, with a focus on the molecular aspects of immunity to infection. During his career, Dr. Decker also served as a consultant for several pharmaceutical companies. He was Chair of the Department of Microbiology and Genetics of the University of Vienna until 2009 and is the current president of the European Macrophage and Dendritic Cell Society (EMDS). He is also a member of the editorial boards for the scientific journals Molecular and Cellular Biology and Journal of Biological Chemistry.

Dr. Michael Pfleiderer is an internationally renowned expert in regulatory affairs and development of vaccines. He is a biologist by training and holds a Ph.D. in molecular virology. Since 1998, Dr. Pfleiderer had been the Head of the Human Viral Vaccines Section at the Paul-Ehrlich-Institut (PEI), German Federal Institute for Vaccines and Biomedicines. He was responsible for all issues related to vaccine licensing and regulation, for batch testing and release of vaccines as well as inspection-related aspects. As an ex-regulator, Dr. Pfleiderer has in-depth regulatory experience, including leading decision-making processes on the benefit-risk ratio of vaccines and on regulatory, legal and administrative issues related to vaccine applications. Dr. Pfleiderer significantly contributed to numerous EMA and WHO guidelines on scientific and regulatory issues related to vaccines.

Juan Carlos Jaramillo, M.D, Chief Medical Officer of Valneva, commented, “Dr. Decker and Dr. Pfleiderer’s significant expertise will be highly complementary to that of the existing SAB. We look forward to having them join this advisory group, whose skills and perspectives are extremely valuable to Valneva as we continue to enhance our future R&D strategy.”

Chaired by Dr. Ralf Clemens, PhD, Valneva’s SAB includes Dr. Norman Baylor, PhD; Dr. Anna Durbin, MD; Dr. George R. Siber, MD, PhD; and Dr. Alexander von Gabain, PhD. The advisory board was first formed in 2019.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investor Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com